Exhibit 2.9

WesternZagros Resources Ltd.

Form 51-102F3

AMENDED AND RESTATED MATERIAL CHANGE REPORT

1.	Name and Address of Company

WesternZagros Resources Ltd.

Suite 600, 440 - 2nd Avenue S.W.

Calgary, AB T2P 5E9

2.	Date of Material Change

August 14, 2014

3.	News Release

A news release disclosing the material change was issued through Marketwired on August 14, 2014 and subsequently filed on SEDAR.

4.	Summary of Material Change

On August 14, 2014, WesternZagros Resources Ltd. (“WesternZagros” or the “Company”) announced that it will launch a CDN$250 million equity rights offering (“Rights Offering”) that is supported by a comprehensive equity arrangement for up to CDN$200 million and a separate debt financing arrangement of US$200 million from its largest shareholder, Crest Energy International LLC (“Crest”).

5.1	Full Description of Material Change

On August 14, 2014, WesternZagros announced that it will undertake a Rights Offering to holders (“Shareholders”) of common shares (“Common Shares”) of the Company to raise gross proceeds of up to CDN$250 million. The subscription price (“Subscription Price”) at which each Common Share is issuable upon the exercise of Rights pursuant to the Rights Offering will be the lesser of: (a) CDN$0.65; and (b) the simple average of the closing price of the Common Shares on the TSX Venture Exchange (the “TSXV”) for each of the trading days on which there was a closing price during the twenty (20) trading days immediately preceding the date of filing of a final prospectus (“Final Prospectus”) with respect to the Rights Offering. To support the Rights Offering, Crest has entered into an equity backstop agreement with the Company dated August 14, 2014 to purchase, in aggregate, up to CDN$200 million of equity securities of the Company (the “Equity Backstop Agreement”). In addition, Crest has agreed in a loan agreement with the Company dated August 14, 2014 (the “Loan Agreement”) to provide debt financing to the Company of up to US$200 million (“Debt Financing” and together with the Equity Backstop Agreement, the “Financing Commitment”).

Purpose and Business Reasons for the Material Change

In the first quarter of 2014, the Company commenced a process to evaluate a range of funding options available to the Company while progressing its development plans and, as further announced in May 2014, the Company established a special committee (the “Special Committee”) of the Board of Directors of the Company (the “Board of Directors” or the “Board”) to review and evaluate financing and strategic alternatives available to the Company. In connection therewith, the Special Committee and its financial advisors evaluated a broad range of alternatives with a view to enhancing shareholder value, including but not limited to a potential sale of the Company, a merger or other business combination, the sale of some or all of the assets of the Company in one or more transactions, the completion of a rights offering or other equity and debt financing or any combination of these alternatives. This process resulted in the Company receiving the Financing Commitment proposal from Crest, which was ultimately determined to be the best alternative available to the Company. An alternate non-binding, conditional proposal was received from an international oil and gas company to acquire all of the issued and outstanding Common Shares of the Company for cash consideration of CDN$1.46 per Common Share and the provision of interim financing to the Company during the period until closing of the transaction. However, as a result of certain deal-specific risks, including but not limited to geo-political events at such time, and upon exhaustive negotiation with the party to negate these risks and advice from its financial and legal advisors, the Special Committee and the Board determined the proposal was not actionable in the near term. The Board of Directors and management believe that the Financing Commitment provides the best available solution to the Company’s capital requirements and the Company will now be able to turn its full attention to targeting production and cash flow growth through the development of its asset base. The Board of Directors of the Company (other than the nominee director of Crest who abstained from voting), after receiving the unanimous recommendation of the Special Committee, has determined that the Financing Commitment is in the best interests of the Company and has unanimously approved the Financing Commitment and the entering into of the Equity Backstop Agreement, the Loan Agreement and related agreements.

The Company intends to use the net proceeds raised from the Rights Offering and the Private Placement (as hereinafter defined) to fund the Company’s allocation of the work programs on each of the Garmian and the Kurdamir blocks in Kurdistan, as well as for general and administrative purposes.

Terms of the Rights Offering and the Equity Backstop Agreement

Pursuant to the Rights Offering, the Company will distribute one right (“Right”) for each Common Share held to each holder of record of Common Shares at 5:00 p.m. (Calgary time) on a date to be specified in the Final Prospectus as the record date (“Record Date”). Subject to approval by the applicable securities commissions and the TSX Venture Exchange (the “TSXV”), the Record Date is currently anticipated to be in mid-October. The Rights will permit holders thereof (“Rightsholders”) to purchase, in the aggregate, up to approximately CDN$250 million of Common Shares.

The Rights are expected to be listed for trading on the TSXV and will be exercisable for not less than 21 days following the date of mailing to Shareholders of the Final Prospectus for the Rights Offering. Any Rights not exercised on or before the time that the Rights expire (the “Rights Expiry Date”) will be void and will have no value.

The right to subscribe for all of the Common Shares that can be initially purchased upon exercise of all Rights held by a Rightsholder is referred to as the “Basic Subscription Right”. A Rightsholder who has exercised in full its Basic Subscription Right will be entitled to subscribe for additional Common Shares (the “Additional Common Shares”) on a pro rata basis, if available, at the Subscription Price pursuant to an additional subscription privilege (the “Additional Subscription Privilege”). The Additional Common Shares will be allocated from those Common Shares, if any, available as a result of Rights that are unexercised at the time of expiry on the Rights Expiry Date. The number of Rights that will permit a Rightsholder to subscribe for one Common Share will be dependent upon the Subscription Price as determined as set forth above.

Crest currently owns 93,998,437 Common Shares, representing approximately 19.7% of the outstanding Common Shares. The Rights Offering and the transactions contemplated by the Equity Backstop Agreement, including the issuance of Class A Preferred Shares (as defined below) on a private placement basis, will not trigger the provisions of the Company’s amended and restated shareholder rights plan dated as of June 6, 2013 between the Company and Computershare Trust Company of Canada. The maximum number of Common Shares that may be purchased by Crest under the Rights Offering may not exceed 19.9% of the then issued and outstanding Common Shares (post-Rights Offering) and the balance purchased by Crest will be non-voting, Series 1, class A preferred shares (the “Class A Preferred Shares”). If upon the exercise of the Rights, the holdings of Crest would, in aggregate, exceed 19.9% of the then issued and outstanding Common Shares, the Company will complete a private placement of Class A Preferred Shares to Crest (the “Private Placement”) for that number of Common Shares that would otherwise have been issued on an exercise of Rights but for the application of the 19.9%

limitation. If Crest and all other holders of Rights exercise their Rights in full, Crest will continue to hold approximately 19.7% of the outstanding Common Shares following completion of the Rights Offering. If none of the holders of Rights (other than Crest, exercising in full) exercise their Rights and Common Shares and Class A Preferred Shares are purchased by Crest, pursuant to the Equity Backstop Agreement, Crest will own no more than 19.9% of the outstanding Common Shares following completion of the Rights Offering. The Class A Preferred Shares are intended to be equivalent to the Common Shares other than in respect of voting rights and certain rights upon the liquidation or winding up of the Company. The Class A Preferred Shares will be issued to Crest on a private placement basis and will be issued at a price equal to the Subscription Price.

Pursuant to the Equity Backstop Agreement, Crest has agreed, subject to certain terms and conditions, to: (i) exercise its Basic Subscription Right and Additional Subscription Privilege, if applicable, under the Rights Offering and acquire Common Shares (the “Equity Backstop Common Shares”) to the maximum extent possible provided that such exercise permits Crest to maintain its level of ownership of Common Shares, being 19.7% of the issued and outstanding Common Shares, and will not result in Crest owning more than 19.9% of the issued and outstanding Common Shares following such purchase; and (ii) purchase at the Subscription Price that number of Class A Preferred Shares (the “Equity Backstop Preferred Shares”, and together with the Equity Backstop Common Shares, the “Equity Backstop Shares”), via the Private Placement, such that after giving effect to: (a) the purchase of Common Shares subscribed for and taken up by holders of Rights pursuant to the Basic Subscription Right and the Additional Subscription Privilege (including any Equity Backstop Common Shares subscribed for and taken up by Crest pursuant to its Basic Subscription Right and Additional Subscription Privilege, as applicable); and (b) the purchase of the Equity Backstop Preferred Shares, if any, by Crest, the Company will have received an aggregate amount in respect of the issuance of such equity securities that is not less than $200,000,000. Crest has also agreed that, other than in connection with the exercise of its Basic Subscription Right and the Additional Subscription Privilege, if applicable, under the Rights Offering, it will not directly or indirectly, jointly or in concert with any other person propose, offer, negotiate or agree to purchase or otherwise acquire any securities of the Company, including without limitation Rights or Common Shares, until the Closing Date (as hereinafter defined).

The Company and Crest have agreed that the subscription price per Equity Backstop Preferred Share will be priced at the same price at which each Common Share is issuable upon the exercise of Rights to be issued pursuant to the Rights Offering. Subject to the satisfaction of all of the conditions precedent or the waiver of any such condition by the appropriate party, the closing of the issuance by the Company and the purchase by Crest of the Equity Backstop Preferred Shares is expected to be completed on the same day as closing occurs under the Basic Subscription Right and Additional Subscription Privilege.

Special Meeting of Shareholders

The Common Shares are listed on the TSXV and accordingly the Company is subject to the TSXV rules and policies. The TSXV has incorporated Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) into TSXV Policy 5.9.

In light of Crest’s current ownership of approximately 19.7% of the issued and outstanding Common Shares, Crest is a “related party” of the Company as defined in MI 61-101 and the proposed Private Placement is a “related party transaction” for the purposes of MI 61-101.

Since the Private Placement constitutes a “related party transaction”, MI 61-101 requires that the Equity Backstop and the Private Placement to Crest be approved by the majority of shareholders of the Company (the “Private Placement Resolution”). Accordingly, a special meeting of shareholders of the Company has been set for October 1, 2014 (“Special Meeting”) to consider and, if deemed advisable, pass the Private Placement Resolution.

In determining minority approval for a related party transaction, WesternZagros is required to exclude the votes attached to Common Shares that, to the knowledge of WesternZagros and its directors and officers after reasonable inquiry, are beneficially owned or over which control or direction is exercised by all “interested parties” and their “related parties” and “joint actors” (all as defined in MI 61-101). Crest is considered to be an interested party and thereby excluded for the purposes of determining minority approval under MI 61-101 as it is a party to the Private Placement. To the knowledge of the Company, Crest holds 93,998,437 Common Shares and accordingly, 93,998,437 votes attached to such Common Shares will be excluded in determining whether minority approval for the Private Placement has been obtained.

Although the Private Placement constitutes a related party transaction, the Company is not required to obtain a formal valuation for the Private Placement under MI 61-101 as it qualifies for the exemption to the formal valuation requirement set out in Section 5.5(b) of MI 61-101, since no securities of the Company are listed on “specified markets” set forth in MI 61-101. The TSXV is the only market upon which the Company’s Common Shares are listed and the TSXV is not a “specified market” for the purposes of MI 61-101.

Summary of Equity Backstop Agreement

The following is a brief summary of the Equity Backstop Agreement and is qualified in its entirety by the full agreement. The Equity Backstop Agreement is filed on SEDAR under the Company’s profile at www.sedar.com and reference should be made to such agreement.

The respective obligations of the Company and Crest to complete the transactions contemplated by the Equity Backstop Agreement are subject to the conditions set forth below which must be satisfied in order to complete the Private Placement.

Mutual Conditions

a)	The Private Placement Resolution has been approved at the Special Meeting.

b)	There shall not be any claims, litigation, investigations or proceedings, including appeals and applications for review, in progress, or to the knowledge of the Company or Crest, pending, commenced or threatened, by any person that have a reasonable likelihood of success in the judgment of Crest and the Company, each acting reasonably, in respect of the Rights Offering or the Private Placement that would be material to the Company on a consolidated basis.

c)	There will be no inquiry, investigation (whether formal or informal) or other proceeding pending, commenced or threatened by or before any governmental entity, in relation to the Company or any of its subsidiaries, their respective directors or officers or in relation to the Common Shares, the Rights Offering, the Securities (as defined herein), the Private Placement or the Equity Backstop Preferred Shares any of which suspends or ceases trading in the Rights or Common Shares or operates to prevent or restrict the lawful distribution of the Rights and the Common Shares issuable upon the exercise of the Rights (including the Equity Backstop Common Shares (collectively, the “Securities”)) or the Equity Backstop Preferred Shares (which suspension, cessation, prevention or restriction, as the case may be, is continuing).

d)	There shall not be any Order (as defined in the Equity Backstop Agreement) issued by a governmental entity pursuant to Laws (as defined in the Equity Backstop Agreement), nor shall there be any change of Laws, in either case which suspends or ceases trading in the Rights or the Common Shares or operates to prevent or restrict the lawful distribution of the Securities or the Equity Backstop Preferred Shares (which suspension, cessation, prevention or restriction, as the case may be, is continuing).

e)	The TSXV shall have conditionally approved the Private Placement and the Rights Offering subject to the filing of customary documents with the TSXV.

f)	Crest and the Company shall have entered into the Loan Agreement and the investment agreement amendment dated August 14, 2014 (the “Investment Agreement Amendment”) and the Loan Agreement and the Investment Agreement Amendment shall be in full force and effect as at the closing date of the purchase by Crest of the Equity Backstop Preferred Shares (the “Closing Date”).

g)	The TSXV shall have conditionally approved the listing of the Rights and the Common Shares issuable upon the exercise of the Rights and of the Common Shares issuable upon conversion from time to time of the Equity Backstop Preferred Shares subject to the filing of customary documents with the TSXV.

The foregoing conditions are for the mutual benefit of the Company and Crest and each such condition may only be waived by mutual written consent.

Crest Conditions

a)	Other than as permitted in the Equity Backstop Agreement, the terms and conditions of the Rights Offering and the Private Placement shall not have been changed in any material respect.

b)	No rights or steps have been triggered under the Shareholder Rights Plan (as hereinafter defined) as a result of the purchase of the Equity Backstop Shares by Crest in accordance with the terms and conditions of the Equity Backstop Agreement.

c)	Other than the Private Placement Resolution, no approvals of the holders of Common Shares or the $100 million principal amount of 4.00% convertible senior unsecured notes of the Company due December 31, 2015 (the “Convertible Notes”) are required.

d)	No Material Adverse Change (as such term is defined in the Equity Backstop Agreement) shall have occurred since the date of the Equity Backstop Agreement.

e)	The Loan Agreement is in full force and effect, no “Default” or “Event of Default” (as each term is defined in the Loan Agreement) has occurred and is continuing under the Loan Agreement, and no event requiring the Company to repay the loans has occurred under the Loan Agreement.

f)	Each of the investment agreement dated August 6, 2012 between the Company and Crest, the investment agreement dated March 10, 2013 between the Company and Crest and the Investment Agreement Amendment, is in full force and effect, and the right of Crest to designate directors to the Board as set forth in the investment agreement dated August 6, 2012 between the Company and Crest, the investment agreement dated March 10, 2013 between the Company and Crest and the Investment Agreement Amendment, has not been amended or modified in any respect, including by any Order.

g)	Crest shall have received at the closing of the Private Placement a certificate or certificates dated the Closing Date and signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company or such other officers of the Company acceptable to Crest, acting reasonably, in form and content satisfactory to Crest, acting reasonably, addressed to Crest certifying for and on behalf of the Company after having made due enquiry, with respect to the following matters:

(i)	its constating documents;

(ii)	the resolutions of the Board relevant to the approval of the Private Placement, the Rights Offering, this information circular, the Prospectus and the Registration Statement and the signing and filing thereof, the issue and sale of the Securities and the Equity Backstop Preferred Shares and the authorization of the Equity Backstop Agreement and the transactions contemplated therein; and

(iii)	the incumbency and signatures of its relevant authorized signing officers.

h)	The Company will have made and/or obtained all necessary filings, approvals, orders, rulings and consents of all relevant securities regulatory authorities and other Governmental Entities (as defined in the Equity Backstop Agreement) required in connection with the Rights Offering, Private Placement, and the purchase of the Equity Backstop Shares by Crest as contemplated by the Equity Backstop Agreement.

i)	The Rights Offering, Private Placement, and other transactions contemplated by the Equity Backstop Agreement have been conducted in accordance with applicable Laws, including Securities Laws (as defined in the Equity Backstop Agreement) and in accordance with the Equity Backstop Agreement.

j)	Crest has received a legal opinion dated as of the Closing Date, in form acceptable to Crest, and its legal counsel, acting reasonably, from Canadian counsel to the Company addressing the matters requested by Crest.

k)	The TSXV has not imposed any conditions on the transactions contemplated in the Equity Backstop Agreement, including the Rights Offering and the Private Placement, that are not acceptable to Crest, acting reasonably.

l)	The Company shall have performed or complied with, in all material respects, each of its terms, conditions and covenants contained in the Equity Backstop Agreement and each of its representations and warranties shall be true and correct as of the closing time on the Closing Date with the same force and effect as if made at and as of the Closing Date, and Crest shall have received at the closing of the Private Placement a certificate or certificates dated the Closing Date and signed by the Chief Executive Officer and the Chief Financial Officer of the Company or such other officers of the Company acceptable to Crest, acting reasonably, (on the Company’s behalf and without personal liability) in form and content satisfactory to Crest, acting reasonably, addressed to Crest certifying for and on behalf of the Company after having made due enquiry and after having carefully examined the preliminary prospectus with respect to the Rights Offering, the Final Prospectus and any amendment or supplement to either of the foregoing (a “Prospectus Amendment”) and the registration statement to be filed on Form F-7 including any amendments thereto, with the United States Securities and Exchange Commission in prescribed form (the “Registration Statement”) including all documents incorporated by reference that:

(i)	since the respective dates as of which information is given in the Final Prospectus, as amended or supplemented by any Prospectus Amendment, and the Registration Statement there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company and its subsidiaries on a consolidated basis, other than as disclosed in the Final Prospectus or any Prospectus Amendment and the Registration Statement;

(ii)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Securities, the Equity Backstop Preferred Shares or any other securities of the Company or prohibiting the sale of the Securities or the Equity Backstop Preferred Shares has been issued by any government entity and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under Securities Laws or by any governmental entity;

(iii)	no Material Adverse Change has occurred or has been disclosed (if previously undisclosed) at any time since the date of the Equity Backstop Agreement;

(iv)	each of the conditions set forth in Section 8.2 of the Equity Backstop Agreement under the heading “Mutual Conditions” have been satisfied or waived, and each of the conditions set forth in Section 8.4 of the Equity Backstop Agreement under the heading “Additional Conditions in Favour of Issuer”, except those that have been waived in writing by the Company, have been satisfied;

(v)	the Company has duly performed or complied with, in all material respects, all terms, conditions and covenants of the Equity Backstop Agreement on its part to be complied with or to be satisfied by it up until Closing (as defined in the Equity Backstop Agreement); and

(vi)	the representations and warranties of the Company contained in the Equity Backstop Agreement are true and correct as of the closing time on the Closing Date with the same force and effect as if made at and as of the Closing Date.

The foregoing conditions are for the exclusive benefit of Crest, and thus the satisfaction of each such condition is determined by Crest in its sole and absolute discretion, any of which may be waived, in whole or in part, by Crest, in its sole and absolute discretion.

WesternZagros Conditions

a)	The Loan Agreement shall remain in full force and effect and shall not have been terminated, rescinded or modified in any manner adverse to the Company by Crest without the prior written consent of the Company.

b)	If any Equity Backstop Preferred Shares are issued to Crest in connection with the completion of the transactions contemplated by the Equity Backstop Agreement, the voting agreement between the Company and Crest in respect of the Class A Preferred Shares shall have been executed and remain in full force and effect and shall not have been terminated, rescinded or modified in any manner adverse to the Company by Crest.

c)	Crest has duly performed or complied with, in all material respects, all terms, conditions and covenants of the Equity Backstop Agreement on its part to be complied with or to be satisfied by it up until Closing; and the Company shall have received a certificate of Crest addressed to the Company and dated as of the Closing Date, signed on behalf of Crest by a senior executive officer of Crest (on Crest’s behalf and without personal liability), confirming the same as at the closing time on the Closing Date and certifying for and on behalf of Crest that each of the conditions set forth in Section 8.2 of the Equity Backstop Agreement under the heading “Mutual Conditions” have been satisfied or waived, and each of the conditions set forth in Section 8.3 of the Equity Backstop Agreement under the heading “Additional Conditions in Favour of Purchaser”, except those that have been waived in writing by Crest, have been satisfied.

d)	The representations and warranties of Crest contained in the Equity Backstop Agreement shall be true and correct as of the closing time on the Closing Date, as though made on and as of the closing time on the Closing Date; and the Company shall have received a certificate of Crest addressed to the Company and dated the Closing Date, signed on behalf of Crest by a senior executive officer of Crest (on Crest’s behalf and without personal liability), confirming the same as at the Closing Time on the Closing Date.

The foregoing conditions are for the exclusive benefit of the Company, any of which may be waived, in whole or in part, by the Company, in its sole and absolute discretion.

Covenants

Each of the Company and Crest have given usual and customary covenants for a backstop agreement. The Company has covenanted that, among other things: (i) it will provide notice to Crest of any notice, written demand, request or inquiry received by the Company from any securities commission, the TSXV, the United States Securities and Exchange Commission or any other Governmental Entity, that relates to the affairs of the Company that may affect the Rights Offering or the Private Placement or that relates to the issuance or threatened issuance by any such person of any order suspending or preventing the use of the Final Prospectus; (ii) it will take all action as may be necessary and appropriate so that the Rights Offering, the Private Placement and the issuance and sale of the Equity Backstop Shares will be effected in accordance with applicable securities laws and will consult with Crest and its advisors regarding the manner in which such transactions will be effected and provide copies of any documents related thereto to Crest and its advisors for review; (iii) from the date of the Equity Backstop Agreement until the Closing Date, the Company will not issue any Common Shares or securities convertible or exchangeable or exercisable into Common Shares other than pursuant to the exercise of any options and other securities outstanding under the Company’s equity incentive plans, or upon the exercise of any other convertible, exchangeable securities of the Company that were outstanding on the date of the Equity Backstop Agreement or as contemplated in the Equity Backstop Agreement; (iv) it will use the net proceeds it receives from the Rights Offering and the Private Placement in the manner and for the purposes disclosed in the Final Prospectus; (v) the Company shall not assert any rights or take any actions under the Shareholder Rights Plan which would or could reasonably be expected to have an adverse effect on Crest or impair Crest’s ability to complete or increase its obligations under the Equity Backstop Agreement, provided that the Company may assert such rights to the extent required by the terms of the shareholder rights plan due to an act or omission of a person other than the Company, Crest or any of their affiliates or any action taken by Crest in breach of the terms of the Equity Backstop Agreement; and (vi) other than as may be required to comply with applicable securities laws, the Company shall not amend the terms of the Rights Offering, including for greater certainty any change to the Subscription Price, without the prior written consent of Crest. The “Shareholder Rights Plan” means the amended and restated shareholder rights plan agreement dated as of June 6, 2013 between the Company and Computershare Trust Company of Canada.

Non-Solicitation Provisions

In addition, the Company has provided certain non-solicitation covenants in favour of Crest. Such covenants provide that from and after the date of the Equity Backstop Agreement, except as expressly permitted thereby, the Company shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the Company or any of its subsidiaries (collectively, the “Representatives”):

a)	solicit, assist, initiate, encourage or otherwise knowingly facilitate any inquiries, proposals, request, offers or expressions of interest regarding any Acquisition Proposal;

b)	engage in any discussions or negotiations regarding any Acquisition Proposal (as hereinafter defined);

c)	furnish or provide access to any information concerning the Company, its subsidiaries or their respective businesses, properties or assets to any person in connection with, or that could reasonably be expected to lead to or facilitate, an Acquisition Proposal;

d)	waive any provisions of or release or terminate any confidentiality or standstill agreement between the Company or any of its subsidiaries and any person relating to an actual or potential Acquisition Proposal, or amend any such agreement or consent to the making of an Acquisition Proposal in accordance with the terms of such agreement;

e)	withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Crest, the approval or recommendation of the Board (including any committee thereof) of the Equity Backstop Agreement, the Rights Offering or the other transactions contemplated by the Equity Backstop Agreement;

f)	accept, approve or recommend, or propose publicly to accept, approve or recommend any Acquisition Proposal, or remain neutral with respect to any publicly announced, or otherwise publicly disclosed, Acquisition Proposal, it being understood that remaining neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five business days will not be considered to be in violation of Section 10.1(f) of the Equity Backstop Agreement; or

g)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.

In addition the Company has agreed to, from and after the date of the Equity Backstop Agreement, cease and cause to be terminated any existing discussions or negotiation by it or any of its Representatives with any person regarding an actual or potential Acquisition Proposal (as defined below), whether or not initiated by the Company. In connection therewith, the Company has agreed to cease to provide any access to information concerning the Company and its subsidiaries, and will promptly request, in accordance with any confidentiality agreement signed with any such person, the return or destruction of any confidential information provided to such person, and use its reasonable commercial efforts to ensure that such requests are complied with.

The Company has further agreed that from and after the date of the Equity Backstop Agreement, the Company shall promptly (and in any event within 24 hours) notify Crest, at first orally and then in writing, of the receipt of any Acquisition Proposal or any request for non-public information relating to the Company, its subsidiaries or their respective assets or for access to the properties, books or records of the Company and its subsidiaries by any person that informs the Company that it is considering making or has made or is reasonably expected to make an Acquisition Proposal (including any amendment to any of the foregoing) (an “Inquiry”). Such notice shall include a description of the terms and conditions of, and the identity of the person making, any such Inquiry. The Company shall also provide a copy of any such Inquiry and such other details relating thereto as Crest may reasonably request. The Company shall keep Crest promptly and fully informed of the status, including any change to the material terms of any such Inquiry, and will respond promptly to all inquiries by Crest with respect thereto.

Notwithstanding the foregoing, the Company may: (i) engage in discussions or negotiations regarding an Acquisition Proposal with any person who seeks to initiate such discussions or negotiations; or (ii) provide to such person any information concerning the Company and its subsidiaries that has previously or is concurrently provided to Crest, if and only to the extent that:

a)	the Company has received an unsolicited bona fide written Acquisition Proposal from such person (in circumstances not involving any breach of Section 10.1 of the Equity Backstop Agreement under the heading “Non-Solicitation”);

b)	the Board, after consultation with and based upon the advice of its financial advisors and outside legal counsel, has determined in good faith that such Acquisition Proposal, if consummated in accordance with its terms, is reasonably expected to result in a Superior Proposal (as hereinafter defined);

c)	the Board, after consultation with and based upon the advice of outside legal counsel, has determined in good faith that the failure to take such action would be a breach of its fiduciary duties;

d)	the Company has provided to Crest the information required to be provided under Section 10.3 of the Equity Backstop Agreement in respect of such Acquisition Proposal and has promptly notified Crest in writing of the determinations in paragraphs (b) and (c) above; and

e)	in the case of (a) above, the Company either: (i) has an executed confidentiality agreement containing standstill provisions with such person entered into prior to the date of the Equity Backstop Agreement; or (ii) the Company has received from such person an executed confidentiality and standstill agreement after the date of the Equity Backstop Agreement on terms substantially similar to those of the confidentiality agreement dated July 2, 2012 between the Company and Crest (as amended by letter agreement dated March 6, 2013 and by letter agreement dated September 4, 2013) in respect of confidentiality provisions and Section 7.2 of the Investment Agreement in respect of the standstill provisions (whether or not, in the case of the standstill provisions, such provisions in the Investment Agreement are currently effective).

The Board may: (i) accept, approve or recommend an Acquisition Proposal; or (ii) approve the entering into of any agreement (“Proposed Agreement”) providing for an Acquisition Proposal (other than a confidentiality agreement contemplated by paragraph (e) above), if and only to the extent that:

a)	the Company has received an unsolicited bona fide written Acquisition Proposal from a person (in circumstances not involving any breach of Section 10.1 of the Equity Backstop Agreement under the heading “Non-Solicitation”);

b)	the Board, after consultation with and based upon the advice of its financial advisors and outside legal counsel, has determined in good faith that such Acquisition Proposal constitutes a Superior Proposal;

c)	the Board, after consultation with and based upon the advice of outside legal counsel, has determined in good faith that the failure to take such action would be a breach of its fiduciary duties;

d)	the Board has provided to Crest the information required to be provided under Section 10.3 of the Equity Backstop Agreement under the heading “Notification of Acquisition Proposals” in respect of such Acquisition Proposal and has promptly notified Crest in writing of the determinations in paragraph (b) and (c) above;

e)	a period of at least seven business days has elapsed following the date on which all of the information and notifications referred to in paragraph (d) above were received by Crest, and if Crest has proposed to revise the terms of the transactions contemplated by the Equity Backstop Agreement in accordance with Section 10.6 of the Equity Backstop Agreement under the heading “Right to Amend” (as described below), the Board has again made the determinations in paragraphs (b) and (c) above taking into account such proposed revisions to the transactions contemplated by the Equity Backstop Agreement; and

f)	if the Company proposes to enter into a Proposed Agreement with respect to a Superior Proposal after complying with Section 10.5 of the Equity Backstop Agreement under the heading “Change of Recommendation”, the Company concurrently terminates the Equity Backstop Agreement pursuant to Section 11.2(c) thereof.

Each successive modification of any Acquisition Proposal (including the waiver of any material condition thereof) shall constitute a new Acquisition Proposal for purposes of Section 10.5 of the Equity Backstop Agreement. Nothing in Section 10.5 of the Equity Backstop Agreement, and no action taken by the Board pursuant thereto, shall permit the Company to enter into any agreement providing for any transaction contemplated by an Acquisition Proposal for as long as the Equity Backstop Agreement remains in effect. Nothing in the Equity Backstop Agreement shall prevent the Board from responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal.

An “Acquisition Proposal” is defined in the Equity Backstop Agreement as other than the transactions contemplated by the Equity Backstop Agreement, any written or oral offer, proposal, public announcement, inquiry or request for discussions or negotiations from any person or group of joint actors (other than Crest) relating to: (a) any direct or indirect sale, lease, license, mortgage, hypothecation, pledge, transfer or other disposition, farm-out, alliance or joint venture (including any other agreement or arrangement having the same economic effect as a sale of assets), in a single transaction or a series of related transactions, of any assets of the Company or any of its subsidiaries or any of the voting, equity or other securities of any of the Company’s subsidiaries (or rights or interests therein or thereto), other than a Permitted Disposition (as hereinafter defined); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or similar transaction that, if consummated, would result in a person or joint actors beneficially owning 20% or more of any class of voting or equity securities or any other equity interests (including securities convertible into or exercisable or exchangeable for equity interests) of the Company or any of its subsidiaries; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries; or (d) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the transactions contemplated by the Equity Backstop Agreement.

“Superior Proposal” is defined in the Equity Backstop Agreement as any unsolicited, bona fide written proposal or offer received by the Company from any person or group of persons acting jointly or in concert (other than Crest) after the date of the Equity Backstop Agreement not obtained in breach of Section 10.1 thereof relating to: (a) any direct or indirect sale, lease, license, mortgage, hypothecation, pledge, transfer or other disposition, farm-out, alliance or joint venture (including any other agreement or arrangement having the same economic effect as a sale of assets), in a single transaction or a series of related transactions, of assets representing 50% or more of the consolidated assets of the Company and its subsidiaries (measured by the fair market value thereof as of the date of such proposal, offer or inquiry) or of 50% or more of the voting, equity or other securities of the Company’s subsidiaries (or rights or interests therein or thereto); or (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance, merger, amalgamation, arrangement, share exchange or similar transaction involving or relating to the Company and/or its subsidiaries that, if consummated, would result in a person or group of persons beneficially owning 100% of any class of voting, equity or other securities or any other equity interests (including securities convertible into or exercisable or exchangeable for securities or equity interests) of the Company and/or its subsidiaries, that the Board determines in good faith, after consultation with its financial and outside legal advisors, (i) is capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person or group of persons making such proposal, (ii) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable, from a financial point of view, to the holders of the Common Shares than the transactions contemplated by the Equity Backstop Agreement (after giving effect to any changes to the terms of the Equity Backstop Agreement or the other agreements contemplated to be entered into by the Parties under the Equity Backstop Agreement proposed by Crest in response to such proposal pursuant to Section 10.6 of the Equity Backstop Agreement), (iii) is, within the terms of the Proposed Agreement, not subject to any due diligence condition, (iv) in respect of which any required financing to complete such proposal is then committed or has been confirmed in writing from the source of such financing to be available subject only to customary conditions, and (v) failure to recommend such proposal to the holders of the Common Shares would result in a breach by the Board of its fiduciary duties.

“Permitted Dispositions” means: (a) any sale or disposition of petroleum and natural gas rights (“P&NG Rights”) (and related tangibles) resulting from any pooling or unitization entered into in the Ordinary Course of Business (as defined in the Equity Backstop Agreement) and in accordance with sound industry practice when, in the reasonable judgment of the Company, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such P&NG Rights; (b) any sale or disposition in the Ordinary Course of Business and in accordance with sound industry practice of tangible personal property that is obsolete, no longer useful for its intended purpose or being replaced in the Ordinary Course of Business; (c) any sale or disposition of current production from P&NG Rights made in the Ordinary Course of Business; and (d) sales or dispositions of assets made in the Ordinary Course of Business for fair market value to third parties having an aggregate fair market value in any fiscal year not exceeding $5,000,000 applicable as at the time of such determination. Notwithstanding the foregoing, the Company shall not be permitted to sell, transfer, or otherwise dispose of, directly or indirectly, to any person, any material part of its P&NG Rights, any of its assets or any of its interests whatsoever, in any such case, held by it in the Kurdamir Block or the Garmian Block (as such terms are defined in the Equity Backstop Agreement), including any such sale, transfer, or disposition by way of any farm-out, sale or other disposition of all or a portion of the interests of the Company or its subsidiaries in the Kurdamir PSC or the Garmian PSC (as such terms are defined in the Equity Backstop Agreement) or both, or through a sale of shares (including an issuance from treasury) of the applicable subsidiaries that hold the interests in the Kurdamir PSC or the Garmian PSC.

In the Equity Backstop Agreement the Company has acknowledged and agreed that, during the seven business day period referred to in Section 10.5(e) of the Equity Backstop Agreement, or such longer period as the Company may approve for such purpose, Crest shall have the opportunity, but not the obligation, to propose to amend the terms of the transactions contemplated by the Equity Backstop Agreement and the Company shall cooperate with Crest with respect thereto, including engaging in good faith negotiations with Crest to enable Crest to make such adjustments to the terms and conditions of the transactions contemplated by the Equity Backstop Agreement that Crest deems appropriate and as would enable Crest to proceed with the transactions contemplated thereunder on such adjusted terms. The Board will review any proposal by Crest to amend the terms of the transactions contemplated by the Equity Backstop Agreement in order to determine in good faith, after consultation with and based upon the advice of its financial advisors and outside legal counsel, whether Crest’s proposal to amend the terms of the transactions contemplated by the Equity Backstop Agreement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the transactions contemplated by the Equity Backstop Agreement.

Termination Provisions

Either of the Company or Crest, without any liability on its part, may terminate and cancel its obligations under the Equity Backstop Agreement if any of the mutual conditions described therein are not satisfied on or before 6:00 p.m. (Calgary time) on December 15, 2014 (the “Outside Date”).

The Company will also be entitled to terminate and cancel its obligations under the Equity Backstop Agreement if Crest is in default of its obligations under the Equity Backstop Agreement and, following receipt by Crest from the Company of written notice of the existence of such default, fails to remedy such breach on or before the Outside Date or if any of the Company’s closing conditions (as described above under the heading “WesternZagros Conditions”) have not been satisfied on or before the Closing Date.

The Company may terminate and cancel its obligations under the Equity Backstop Agreement, prior to the Rights commencing trading on the TSXV, if the Board accepts, approves or recommends a Superior Proposal in compliance with Section 10.5 of the Equity Backstop Agreement provided that the Company has not breached any of its covenants, agreements or obligations under Article 10 of the Equity Backstop Agreement and has not breached, in any material respect, any of its covenants, agreements or obligations elsewhere in the Equity Backstop Agreement, provided that for greater certainty, any such breach that facilitates or makes a Superior Proposal more likely shall be deemed to be material for the purposes of the foregoing.

Crest will also be entitled to terminate and cancel its obligations under the Equity Backstop Agreement if: (a) the Company is in default of its obligations under the Equity Backstop Agreement and, following receipt from Crest of notice of the existence of such default, fails to remedy such breach on or before the Outside Date; (b) if any of the Company’s closing conditions (as described above) have not been satisfied on or before the Closing Date; (c) any Material Adverse Change (as defined in the Equity Backstop Agreement) occurs at any time following the execution of the Equity Backstop Agreement; (d) the Company fails to obtain conditional approval from the TSXV to the listing of the Rights, the Common Shares issuable on the exercise thereof, the Equity Backstop Common Shares and of the Private Placement on the terms set forth in the Equity Backstop Agreement, at least two days prior to the date named as the Record Date in the Final Prospectus, subject only to documents to be delivered following Closing; (e) the Common Shares or the Rights (other than, in the case of the Rights, following the Expiry Time) are de-listed or suspended or halted for a period greater than two business days for any reason by the TSXV at any time period prior to the closing of the Rights Offering; (f) the Rights Offering is otherwise terminated or cancelled or the closing of the Private Placement has not occurred on or before the Outside Date; (g) at any time prior to the Closing, the Company has entered into any written or oral agreement with any person or persons acting jointly or in concert (other than the Purchaser) relating to any direct or indirect sale, lease, license, mortgage, hypothecation, pledge, transfer or other disposition, farm-out, alliance or joint venture (including any other agreement or arrangement having the same economic effect as a sale of assets), in a single transaction or a series of related transactions, of any assets of the Company or any of its subsidiaries or any of the voting, equity or other securities of any of the Company’s subsidiaries (or rights or interests therein or thereto), other than a Permitted Disposition; (h) there occurs any nationalization, expropriation, compulsory sale, change of Law or similar event undertaken or imposed by any governmental entity in Kurdistan that prevents or materially and adversely impairs the Company or any of its subsidiaries from being able to own, operate, or exercise rights or perform duties in respect of, either or both of the Kurdamir PSC and Garmian PSC or either or both of the Kurdamir Block or the Garmian Block; or (i) either or both of the Kurdamir PSC and Garmian PSC are amended, modified or terminated in a manner that has a material and adverse effect on any of the Interests.

The Equity Backstop Agreement provides that if: (a) the Equity Backstop Agreement is terminated pursuant to Section 11.2(c) of the Equity Backstop Agreement or; (b) except where the Termination Fee (as hereinafter defined) has previously been paid, an Acquisition Proposal is made or publicly announced or otherwise publicly disclosed prior to the termination of the Equity Backstop Agreement and such Acquisition Proposal is consummated within six months from the exercise by Crest or the Company of their respective termination rights under Sections 11.1, 11.3(a), 11.3(b) or 11.3(f) of the Equity Backstop Agreement, or a definitive agreement with respect to such Acquisition Proposal is entered into or the Board recommends such Acquisition Proposal within such six month period, which in either case is consummated, the Company shall pay Crest a termination fee of $4 million (the “Termination Fee”).

Terms of the Debt Financing

The following is a brief summary of the Loan Agreement and is qualified in its entirety by the full agreement. The Loan Agreement is filed on SEDAR under the Company’s profile at www.sedar.com and reference should be made to such agreement.

The Company has entered into the Loan Agreement, pursuant to which Crest has agreed to provide debt financing to the Company of up to US$200 million, available in two tranches. The first tranche is for up to US$150 million (“Tranche 1”) and will be available to be drawn on or after October 1, 2015 provided a borrowing notice has been delivered by the Company to Crest no earlier than September 1, 2015. The availability of Tranche 1 will expire if a borrowing notice is not delivered on or before January 1, 2016. The second tranche is for up to US$50 million (“Tranche 2”) and will be available on or after June 1, 2016 provided a borrowing notice has been delivered to Crest no earlier than May 1, 2016. The availability of Tranche 2 will expire if a borrowing notice is not delivered on or before June 1, 2016. Multiple drawdowns are permitted under each of the tranches.

Both Tranche 1 and Tranche 2 will mature and be due on the second year anniversary of the first date they became available (October 1, 2017 and June 1, 2018, respectively). Amounts drawn under Tranche 1 will bear interest at a rate of 12% per annum while amounts drawn under Tranche 2 will bear interest at a rate of 14% per annum, with interest to be paid quarterly, in arrears and in cash. Provided that the amounts under each of Tranche 1 and Tranche 2 remain available but have not yet been drawn by the Company, such undrawn amounts will be subject to a fee commencing upon receipt of the first borrowing notice for each tranche at a rate per annum of 8%, such fee to be paid quarterly in arrears and in cash. Both Tranche 1 and Tranche 2 are unsecured loans.

The effectiveness of the Loan Agreement is subject to certain conditions precedent, including that the Equity Backstop Agreement has not been terminated.

Drawn amounts under the Loan Agreement will be utilized by the Company for general corporate purposes including direct capital requirements of WesternZagros and its subsidiaries, and repayment of the Company’s Convertible Notes that are due in December 2015. If Crest has not converted its Convertible Notes and the Company has delivered a borrowing notice for Tranche 1, the amount of the maximum commitment for Tranche 1 shall be increased by the total amount due to Crest under the Convertible Notes (equal to CDN$19.8 million).

In connection with the Loan Agreement, Crest and the Company have entered into the Investment Agreement Amendment which provides Crest with the right to nominate one additional individual for election to the Board upon any draw down on the loans by the Company under the terms and conditions of the Loan Agreement. This right will be in addition to the right that Crest already has to nominate two individuals for election to the Board pursuant to the terms of the investment agreements dated August 6, 2012 and March 10, 2013, respectively, between the Company and Crest. Crest would be permitted to appoint the additional director upon the first draw down of the loans under the Loan Agreement and such director would only remain a director for as long as and so long as any loans under the Loan Agreement remain outstanding. The Investment Agreement Amendment is filed on SEDAR under the Company’s profile at www.sedar.com.

The Loan Agreement is a “related party transaction” for the purposes of MI 61-101 because it is a transaction where the Company will borrow money pursuant to a credit facility entered into with a person that is a “related party” to the Company, being Crest. Accordingly, under MI 61-101, the Loan Agreement is subject to the formal minority approval requirements of MI 61-101 unless an exemption is available from such requirements. WesternZagros is not required to obtain minority approval for the Loan Agreement as it qualifies for the exemption to the minority approval requirement set out in Section 5.7(1)(f) of MI 61-101. Specifically, the Loan Agreement is being made available to the Company by Crest on reasonable commercial terms that are not less advantageous to the Company than if the Loan Agreement were obtained from a person dealing at arm’s length with the Company, and the Loan Agreement, or each advance under the Loan Agreement, as the case may be, is not (A) convertible, directly or indirectly, into equity or voting securities of the Company or a subsidiary entity of the Company, or otherwise participating in nature, or (B) repayable as to principal or interest, directly or indirectly, in equity or voting securities of the Company or a subsidiary entity of the Company.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

5.	Reliance on subsection 7.1 (2) of National Instrument 51-102

Not Applicable.

6.	Omitted Information

Not Applicable.

7.	Executive Officer

Greg Stevenson

Chief Financial Officer

(403) 693-7007

8.	Date of Report

September 2, 2014

Forward-Looking Advisory

This Material Change Report contains certain forward-looking statements and forward-looking information (collectively referred to herein as “forward-looking information”) within the meaning of Canadian securities laws relating, but not limited to, the timing and procedures related to the Rights Offering, the Special Meeting, the Equity Backstop and the Private Placement and the Debt Financing, the anticipated funds to be raised by the Rights Offering, the Private Placement and the Debt Financing and the expected use thereof and benefits therefrom and the listing of the Rights on the TSXV and the timing thereof. Any statements that are contained in this Material Change Report that are not statements of historical fact may be deemed to be forward-looking information. Forward-looking information typically contains statements with words such as “anticipate”, “plan”, “estimate”, “expect”, “believe”, “potential”, “could”, or similar words suggesting future outcomes. The Company cautions readers not to place undue reliance on forward-looking information as by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by WesternZagros. In addition, the forward-looking information is made as of the date hereof, and the Company assumes no obligation to update or revise such to reflect new events or circumstances, except as required by law.

Forward-looking information is not based on historical facts but rather on management’s current expectations and assumptions regarding, among other things, the completion of the Rights Offering, the Equity Backstop and the Private Placement and the ability to obtain regulatory (including TSXV) approval and Shareholder approval in a timely fashion. Although the Company believes the expectations and assumptions reflected in such forward-looking information are reasonable, they may prove to be incorrect. The Company undertakes no obligation to update publicly or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise, except as required by applicable law. Forward-looking information involves significant known and unknown risks and uncertainties. A number of factors could cause actual results to differ materially from those anticipated by WesternZagros including, but not limited to, the risk that any of the conditions set forth in the Equity Backstop Agreement or the Loan Agreement are not satisfied on a timely basis or other termination events under such agreements occur; risks associated with the oil and gas industry (e.g. operational risks in exploration; inherent uncertainties in interpreting geological data; changes in plans with respect to exploration or capital expenditures; interruptions in operations together with any associated insurance proceedings; the uncertainty of estimates and projections in relation to costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments, the risk of adverse determinations by governmental authorities, the risk of arbitrating and enforcing claims against entities that may claim sovereignty and other risks associated with international activity and foreign governmental sovereignty over the areas in which the Company’s operations are conducted. For further information on WesternZagros and the risks associated with its business, please see the Company’s Annual Information Form dated March 13, 2014 which is available on SEDAR at www.sedar.com.